FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2007


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S H M A Dumoulin
                                        By  S H M A Dumoulin
                                            Secretary


Date: November 07, 2007

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            07 November 2007, Director/PDMR Shareholding

Exhibit 99



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.



1. Name of the issuer

UNILEVER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

MR JA LAWRENCE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY 3 1/9 PENCE SHARES


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant

6 NOVEMBER 2007

18. Period during which or date on which it can be exercised

Unilever Global share incentive plan 2007 ("GSIP") - WILL VEST 3 YEARS FROM DATE OF GRANT

UNILEVER RESTRICTED SHARE PLAN - 1/3 will vest after 1 year of service, 1/3 will vest after 2 years of service, and remaining 1/3 will vest after 3 years of service

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

GSIP - 49,962 ORDINARY 3 1/9 PENCE SHARES

UNILEVER RESTRICTED SHARE PLAN - 35,565 ORDINARY 3 1/9 PENCE SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

1722p

22. Total number of shares or debentures over which options held following notification

85,527

23. Any additional information

N/A

24. Name of contact and telephone number for queries

JULIAN THURSTON - 020 7822 6707

Name and signature of duly authorised officer of issuer responsible for making notification

CHRISTOPHER FLETCHER SMITH, DEPUTY SECRETARY

Date of notification

7 NOVEMBER 2007

END